

Mail Stop 4628

February 14, 2017

Via E-Mail
Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

> **Re: FedEx Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2016**
> **Filed July 18, 2016**
> **File No. 1-15829**

Dear Mr. Graf:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated March 11, 2014, you described contacts with Syria and Sudan. We note that your FedEx Small Business Center website provides a list of Syria import and export restrictions. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. We note that Syria YP's website provides an address in Damascus, Syria for FedEx, and it provides a link to FedEx's website; and USGoBuy and My Germany's websites provide information for shipping to Syria and Sudan via FedEx. You should describe any products, services, technology or components you have provided to Syria and Sudan,

directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Clement E. Klank III
Vice President Securities and Corporate Law
FedEx Corporation

Anne Parker
Assistant Director